## FORM 5

☐ **Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.** *See* **Instruction 1(b).**

☐ **Form 3 Holdings Reported**

☒ **Form 4 Transactions Reported**

### UNITED STATES SECURITIES AND EXCHANGE COMMISSION
#### Washington, D.C. 20549

### ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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| 1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol | 6. Relationship of Reporting Person(s) to Issuer |
|---|---|---|
| **Taylor, Gerald F.** | **Lithia Motors, Inc. LAD** | (Check all applicable) <br> __X__ Director _____ 10% Owner <br> _____ Officer (give _____ Other (specify <br> title below) below) |

| (Last) (First) (Middle) | 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) | 4. Statement for Month/Year **12/31/2002** | |
|---|---|---|---|
| **360 E. Jackson St.** | | | |

| (Street) | 5. If Amendment, Date of Original (Month/Year) | 7. Individual or Joint/Group Reporting (Check applicable line) <br> **X** Form Filed by One Reporting Person <br> ___ Form Filed by More than One Reporting Person |
|---|---|---|
| **Medford, OR 97501** | | |

(City) (State) (Zip)

### Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/ Day/ Year) | 2A. Deemed Execution Date, if any (Month/ Day/ Year) | 3. Transaction Code (Instr. 8) | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Amount | (A) or (D) | Price | | | |
| **Class A Common** | | | | | | | **10,000.00** | **D** | |
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\* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Over)

SEC 2270 (9-02)

**FORM 5 (continued)**  **Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned**

(*e.g.*, puts, calls, warrants, options, convertible securities)

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3.Transaction Date (Month/ Day/ Year) | 3A. Deemed Execution Date, if any (Month/ Day/ Year) | 4.Transaction Code (Instr.8) | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/ Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of Derivitive Security (Instr. 5) | 9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4) | 10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| Stock Option (2002dr) (right to buy) | $15.13 | 12/26/2002 | | A4 | 1,000.00 | | 06/26/2003 | 12/26/2012 | Class A Common | 1,000.00 | | 1,000.00 | D | |
| Stock Option (2000) (ndnq) (right to buy) | $12.00 | | | | | | 11/18/2000 | 05/18/2010 | Class A Common | 1,000.00 | | 1,000.00 | D | |
| Stock Option (2001dir) (right to buy) | $19.24 | | | | | | 06/26/2002 | 12/26/2011 | Class A Common | 1,000.00 | | 1,000.00 | D | |
| Stock Option (2001) (NDNQ) (right to buy) | $11.81 | | | | | | 05/26/2001 | 12/26/2010 | Class A Common | 1,000.00 | | 1,000.00 | D | |
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Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

*See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, *see* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ Cliff E. Spencer

** Signature of Reporting Person

**Cliff E. Spencer, Attorney-in-Fact for**
**Gerald F. Taylor**

**02/12/2003**

Date